Exhibit 99.4

 Company PresentationApril 2021  A subsidiary of

   Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Canonic Ltd (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.  Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.  Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 INTRODUCTION  3

   4  Company Overview  Canonic was established in early 2019 as a spin-off from Evogene (NASDAQ, TASE: EVGN) focusing on medical cannabisCanonic has an exclusive license to develop cannabis varieties using Evogene’s state-of-the-art computational genomics technologyDistinct advantage to tackle market challenges by mapping, decoding and stabilizing the cannabis genetics Breeding infrastructure among the biggest in Israel and unique proprietary knowhow First generation varieties expected to produce premium quality products to connect the company with the patients and market Product launch expected at early 2022- the company is evaluating its first-generation varieties with licensed growers and in preparation for commercial cultivationCompany products expected to be launched under the “Canonic” brand in Israel followed by the EU and NA with local partners Next generation products expected to focus on 2 major medical indications, pain and inflammation that are >60% of the medical market*  *Company estimate, based on data published by Israeli Health Ministry regarding number of medical cannabis users in Israel

 OUR VISION      5  We are here because genetics can make cannabis much more effective  Commercialize effective, precise and stable medical cannabis products, based on novel cannabis varieties, for optimized therapeutic impact

Team



Dr. Arnon Heyman
CEO



Dr. Inbal Dangoor
VP R&D



Guy Adler
Product manager & business development



Ido Zinger
Propagation



Elad Bonjak
Technician



Yoanatan Wegman
Agronomist



Dr. Michi Brog
Plant breeder

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CANONIC

# Directors and Advisory Board

## Board of directors



**Ofer Haviv**
**Chairman of the board**

Evogene President & CEO



**Raanan Cohen**
**Business strategy**

Former CEO Koor industries



**Dorit Kreiner**
**Finance**

Evogene CFO

## Advisors



**Dr. Yossi Tam**
**Cannabinoid clinical research**

Director, Multidisciplinary Center for Cannabinoid Research of the Hebrew university



**Dr. Yariv Brotman**
**Plant metabolic pathways**

Ben Gurion University & Max Planck institute of Molecular Plant Physiology



**Shai Leviatov**
**Plant breeding**

Commercial varieties breeding for more than 30 years in top leading multinational seeds companies



**Adv. Itay Rosenfeld**
**Business strategy**

Cannabis entrepreneur and former BOD member of Intelicanna (TLV: INTL)



**Nirit Elyovich**
**Marketing strategy**

Senior marketing specialist with over 20 years of B2C experience in various markets

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CANONIC

     8  Global Cannabis Market  Medical cannabis is >60% of the global market    Global Spending by Region (In $B)  42.7  38.3  32.7  26.5  20.6  14.7  10.2  CAGR of 27%

     Market Challenges & The Opportunity  THE CHALLENGES  9  SPECIFICITY  Significant knowledge gap prevents matching active compounds to medical indications   YIELD  More active compounds and income per sq foot  STABILITY  Substantial variationswithin varieties produceinconsistent products andtherefore inconsistent results  THE OPPORTUNITY- With state-of-the-art plant genomic expertise Canonic can solve major market challenges

   From Plant Genetics – To Medical Cannabis Products  10  Plant genetic knowhow is the basis for development of premium Cannabis varieties            Premium varieties lead to novel medical Cannabis products addressing market challenges

 Technology  11

   Proven Capabilities Along The Development Value Chain  12  The only company in Israel holding computational genomics capabilities and the full plant infrastructure to execute  Large genetic & breeding collections  Propagation farm   State of the art data collection tools  Fully equipped labs & tissue culture rooms  Advanced-breeding facility   State of the art computational genomics

   The Genomic Power – Trait Improvement  13  The potential – improving plant traits through genomic elements   Cultured Maze  Wild Maze      Example- wild corn went through numerous genomic changes before it became a commercial crop. Today corn is the food market basis for the entire world.  The challenge: How can we connect genes to traits?How can we shorten the development time?

   Computational Genomics Combining deep scientific knowhow with Big Data and AI technology to tailor the plant genetic for improvement of plant traits and development of unique cannabis products  14  When Genomics Meets Computational Biology       BIG DATA  Genomics  AI

   Big Data & AI transforming Data to Knowhow   15    MetaYield+ Precise+                         Cannabis tailored unique database  BIG DATA  AI  Computational genomics tools          Plant genomics database with >109 data points on > 200 plants   Proprietary Cannabis genomic & chemical data on > 800 lines from 50 sources  Pre-clinical data

 16    Canonic Holds Unique Knowhow in Plant Genetics   Controlling genetics controlling plant traits improving cannabis type & quality         Plant traits under development at Canonic   Medical effect  Active compounds   Trichome density   Inflorescence size  Plant architecture  1  3  5  7  2  4  6  8  9  10  Increasing target compound  Inflorescence density   Reducing target compound   Disease resistance  Time to flower

 PRODUCTS   17

# Variety Families Under Development

## MetaYield⁺

**Stable** enhancement of **total plant** compounds.

Focus on **agronomic** and **consumer** traits.

**Increased compounds per plant**
[e.g. Increased trichomes prevalence]

**Increased compounds per area**
[e.g. Dwarf & early flowering]

**First product launch expected in 2022**

## Precise⁺

**Stable** enhancement of **specific active** compounds

Focus on **therapeutic** traits

**Medical indication focus**
[e.g. Pain & Inflammation]

**Compound profile focus**
[e.g. CBG, CBC]

**First product launch expected in 2023**

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CANONIC

# MetaYield$^+$ : First Commercial Varieties

**Canonic expects to commercialize its first varieties during 2022**


CANONIC

| Variety name- NOA series | | | |
|---|---|---|---|
| High THC | High yield | Big inflorescence | Dense trichomes |

**Status:** pre-commercial

**Relevant market segment:** T20/C4**

**Expected launch in Israel:** early 2022

**Target markets:** Israel ($250M*) EU ($500M*)

*Company estimate, based on current market sale prices and data published by Israeli Health Ministry regarding number of medical cannabis users in Israel and by Prohibition Partners in The European Cannabis Report Feb 2020.
** THC 20%, CBD 4%

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CANONIC

   Precise+ : Next Generation Varieties  20  Indication: Inflammation  Product 1  Pre-clinical study: Hadassah medical center  Status: product development   Expected launch in Israel: 2023  Indication: Pain  Product 2  Pre-clinical study: Migal research center  Status: product development   Expected launch in Israel: 2023      Target market size:* Israel $280 M, EU $750M  Target market size:* Israel $115M, EU $300M                        *Company estimate, based on current market sale prices and data published by Israeli Health Ministry regarding number of medical cannabis users in Israel and by Prohibition Partners in The European Cannabis Report Feb 2020.

 Next Generation Products   21  Collaboration With Tikun Olam-Cannbit as Part of Precise+ Product Development     Compound profile focus   Medical indication focus   Precise+             Stable enhancement of specific active compoundsFocus on therapeutic traits

 22  Business model

# Cannabis Value Chain

## FROM GENOMICS TO PRODUCT

| ACTIVITY | Varieties Development | Seeds & Seedling Production | Cannabis Cultivation | Packaging, Extraction & Formulation | Distribution | Sales & Marketing | **Patients** |
|---|---|---|---|---|---|---|---|
| | R&D Facilities | Propagation Farms | Cultivators | Manufacturers | Regional Distributors | Pharmacies & Web Platforms |  |

CANONIC

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CANONIC

# Canonic in the Cannabis Value Chain

**Quickly and cost effectively reach the end user, by leveraging proprietary genomic expertise and outsourcing downstream elements of the value chain**

| ACTIVITY | CANONIC | CANONIC | Service providers | | | CANONIC | |
|---|---|---|---|---|---|---|---|
| | Varieties Development | Seeds & Seedling Production | Cannabis Cultivation | Extraction & Formulation | Distribution | Sales & Marketing | **Patients** |
| |  |  | Cultivators | Extraction & Formulation | Regional Distributors |  |  |
| | | | agreement signed | agreement signed | agreement signed | | |
| | Active R&D Facilities | Active Propagation Farm | TelCann | TIKUN OLAM MEDICAL CANNABIS | | Pharmacies & Web Platforms | |

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CANONIC

# Value Creation – Short Term Milestones

## 2021- pre commercial

- **MetaYield** –
  - reach 1st commercial variety;
  - ✓ sign production and distribution agreements in anticipation for commercialization in 2022
- **Precise** - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation

## 2022- commercial

- **MetaYield** - commercial launch and initial sales of 1st product in Israel
- **Precise** - reach 1st commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023

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CANONIC

Anticipated Commercial Milestones (5y)  26      Establishment  POC & Go-to-Market   MetaYield+ Pre-Commercial   MetaYield+ Commercial  Precise+ market entry   Market entry N. America  2019  2020  2021  2022        Market establishment      1  2  3  4  5  6  Infrastructure, seed collection & cultivation    Go to Market    Initial sales    2023  2024  2025  Target Markets  IL  IL, EU  N. America

 Summary  27

                 Cutting-Edge Technology Addressing Market Challenges  28  Stability  Specificity   Yield   Reduced genetic variation   Diverse extracts for pre-clinical assays   Increased trichome density

   Summary   29  Canonic aims to develop novel varieties through a unique genomic approach and commercialize medical grade Cannabis  Exclusive access to computational genomics technology  Commercial partners in place for cultivation, production and distribution (IL)  Product launch expected in 2022   Infrastructure in place – from seed to sale   Leading academic partnerships for unique variety development

 THANK YOU